Mail Stop 6010

October 6, 2006

Barry D. Zyskind
Chief Executive Officer and President
AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, New York 10038

      Re: **AmTrust Financial Services, Inc.**
               Registration Statement on Form S-1, Amendment 4
               Filed September 28, 2006
               File No. 333-134960

Dear Mr. Zyskind:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Notes to the Consolidated Financial Statements, page F-8

4. Intangible Assets, page F-20

    1. We have referred to your response to our prior comment number seven and have the following comments:

a. Explain to us how you arrived at determination that the "renewal rights" actually represented a separable intangible asset under the guidance of paragraph 39 of SFAS 142.
b. Provide to us the valuation that you used to determine the amounts that you assigned to the renewal rights at the time of the acquisition.
c. Explain to us how the selection of apparently arbitrary percentages of the purchase price represents the fair value of the rights to renew and the non-compete covenants intangible assets at the date of acquisition.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Henry I. Rothman, Esq.
Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174